Via Facsimile and U.S. Mail
Mail Stop 6010

July 28, 2006

Mr. Theodore L. Chandler, Jr.
President and Chief Executive Officer
LandAmerica Financial Group, Inc.
101 Gateway Centre Parkway
Richmond, VA 23235-5153

> **Re:** **LandAmerica Financial Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Three Months Ended March 31, 2006**
> **File No. 1-13990**

Dear Mr. Chandler:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 40

1. On page 46 you disclose the use of pretax income before net revenue deferrals and amortization as a non-GAAP measure you use to evaluate the operating and cash flow performance of your Lender Services segment. Although you indicate that this is a cash flow performance measure, you do not reconcile this measure to any GAAP cash flow or liquidity measures. On page 48 you disclose the use of adjusted operating revenue, adjusted income before income taxes, adjusted net income and adjusted net income per common share assuming dilution as non-GAAP measures you use to evaluate your overall operations. The acceptability of non-GAAP financial measures that eliminate recurring items from the most

comparable GAAP measures depends on all facts and circumstances. We note that the excluded items have the following attributes:

- The financial impact of these items will not disappear or become immaterial in the future; and
- There is no unusual reason that a company can substantiate to identify the special nature of these items.

These attributes raise significant questions as to the usefulness of this measure for investors and the appropriateness of its presentation in accordance with Item 10 of Regulation S-K. Please refer to Questions 8 and 9 "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures." Please substantiate why your presentation provides relevant and useful information to your investors as required by Item 10(e)(1)(i)(C) of Regulation S-K and tell us how these measures comply with the guidance referred to above.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Revenue Recognition: Lender Services, page F-11

2.   You indicate that revenue for flood zone certification services is recognized in part upon delivery of the flood zone certification with the remaining balance recognized on a straight-line basis over the remaining life of the certificate. You also indicate that this remaining balance is based on the residual method using vendor specific evidence. Please describe for us the deliverables you provide your customers and explain how you identify the associated units of accounting. Also, please explain to us how you allocate fees to these units of accounting and reference the authoritative literature you rely upon to support your accounting.

Form 10-Q for the quarter ended March 31, 2006

Consolidated Financial Statements

Note 3: Income Taxes, page 11

3.   You disclose that your effective tax rate for the first quarter of 2006 was 25.9% as compared to 38.3% for the comparable period in 2005. We calculate that your effective tax rate was 36.6%, 35.2% and 35.3% for the years 2005, 2004 and 2003, respectively. Please explain to us why your 2006 effective tax rate has decreased significantly from your historical norms. We do not believe that your disclosure indicating that changes in the ratio of permanent difference to income before taxes and the mix of state taxes related to your non-insurance subsidiaries

adequately explains this significant decrease in effective rates.   In your response, please explain any new tax strategies you implemented in 2006.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant